EXHIBIT 11

                             STIPULATED AGREEMENT

            This stipulated agreement ("Agreement") between Proler International Corp. ("Proler") and Hugo Neu Corporation ("HNC"), acting through their respective counsel, is entered as of October 2, 1996.
            WHEREAS Proler and Hugo Neu are members of three joint ventures (the "Joint Ventures");
            WHEREAS Proler has entered into an agreement and plan of merger ("Merger Agreement") with Schnitzer Steel Industries, Inc. and PIC Acquisition Corporation (collectively, "Schnitzer"), pursuant to which Proler agreed to provide Schnitzer certain "due diligence" information ("Information") concerning the Joint Ventures;
            WHEREAS a dispute has arisen between HNC and Proler concerning
(among other things) the propriety of Proler making Information concerning the Joint Ventures available to Schnitzer, and the manner and terms pursuant to which Proler may do so, and the propriety of HNC's alleged conduct regarding Proler and Schnitzer with respect to the Merger Agreement and the transactions contemplated thereby, including without limitation the obtaining of the TRO and the notice and pursuit of the Arbitration (both of which are defined below);
            WHEREAS Proler has commenced a proceeding against HNC in the
District Court of Harris County, Texas, arising, among other things, out of
HNC's alleged conduct regarding Proler and Schnitzer with respect to the Merger Agreement and the transactions contemplated thereby ("Texas Proceeding");
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            WHEREAS HNC has provided Proler with a notice calling for an arbitration against Proler arising, among other things, out of Proler's entry into the Merger Agreement, and the disclosure of Information to Schnitzer concerning the Joint Ventures (the "Arbitration");
            WHEREAS HNC has commenced a proceeding seeking an injunction in aid of arbitration against Proler to prohibit certain disclosures of Information concerning the Joint Ventures (the "Special Proceeding"), and the Supreme Court of the State of New York, County of New York, issued, EX PARTE, a temporary restraining order at HNC's request prohibiting Proler from making certain Information available to Schnitzer without HNC's consent (the "TRO");
            WHEREAS Proler has removed the Special Proceeding to the United States District Court for the Southern District of New York, as action 96 Civ. 7353 (WK), and HNC has filed a motion to remand the Special Proceeding to the Supreme Court of the State of New York, County of New York; and
            WHEREAS HNC and Proler wish to obviate the need for judicial intervention relating to the issues raised by the TRO, and to establish terms and conditions pursuant to which Proler may, if it wishes, make information available to Schnitzer, all without prejudice to the parties' respective legal positions.
            NOW, therefore, it is hereby STIPULATED as follows:
            1. Proler shall cause Schnitzer to execute not later than the close of business on October 1, 1996 a revised confidentiality agreement in the form attached hereto as Exhibit A (the "Confidentiality Agreement"), which shall govern Schnitzer's
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treatment of all Information heretofore and hereafter provided to it concerning the Joint Ventures pursuant to the Merger Agreement and the Confidentiality Agreement.
            2. Proler shall provide to HNC photocopies of all documents provided by it to Schnitzer concerning the Joint Ventures, including copies of the portions of those schedules attached to the Merger Agreement to the extent that they pertain to the Joint Ventures, and shall deliver to HNC's attorneys in New York City a substantial quantity of such documents on or before 5:30 p.m. on October 4, 1996, and any remaining documents on or before 5:30 p.m. on October
8, 1996. To the extent that Proler hereafter provides documents to Schnitzer pursuant to the Confidentiality Agreement and the Merger Agreement that are or were obtained from the Joint Ventures or reflect information provided at any time by the Joint Ventures, Proler shall promptly provide photocopies of such documents to HNC. An inadvertent failure by Proler to produce photocopies pursuant to this section shall not be deemed a material breach of this Agreement that would excuse performance by HNC of any of its obligations under this Agreement.
            3. On or before 4:00 p.m. on October 2, 1996, the parties shall execute a stipulation for entry by the Court in the form annexed as Exhibit B, and the parties shall treat the TRO as dissolved immediately upon the filing of the executed stipulation with the Court.
            4. HNC and Proler shall hereafter provide reasonable advance notice to the other party through its counsel before seeking any injunctive relief, including a temporary restraining order or preliminary injunction, relating in any way
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to the Merger Agreement, the transactions contemplated hereby, or any other dispute between the parties.
            5. HNC acknowledges that Proler intends to continue to supply Information to Schnitzer and its representatives subject to the Confidentiality Agreement, including by, without limitation: (a) instructing the Joint Venture personnel to provide copies of documents to Schnitzer and its representatives, and with respect to those documents that Schnitzer is permitted to inspect but of which it may not retain copies pursuant to the Confidentiality Agreement, instructing the Joint Venture personnel to facilitate such inspections; and (b) permitting Schnitzer representatives to make on-site visits to Joint Venture locations, and instructing Joint Venture personnel to communicate with Schnitzer representatives to the extent necessary and customary in a "Phase I" environmental review. HNC will instruct Joint Venture personnel to cooperate with Proler in such process (subject to the performance by Proler of its obligations under the Confidentiality Agreement).
            6. Notwithstanding any other provision of this Agreement or of the Confidentiality Agreement, Proler shall not make available to Schnitzer, either directly or indirectly, information disclosing unconsummated (E.G., where scrap has not yet been delivered by the supplier or delivered to the customer) purchases from suppliers or sales to customers of the Joint Ventures.
            7. Notwithstanding the foregoing, HNC and Proler each continue to have various claims against each other, and each reserves the right to seek all appropriate relief (other than any form of temporary or preliminary injunctive relief that would prohibit or restrict performance of any of the obligations undertaken in this
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Agreement) with respect to such claims in any action, proceeding, arbitration or other dispute resolution forum, including without limitation in the Arbitration, the Texas Proceeding or the Special Proceeding. Neither this Agreement nor any action undertaken by the parties hereto in compliance with this Agreement shall prejudice either HNC or Proler with respect to their respective positions regarding any dispute between the parties, including without limitation their respective positions concerning whether any particular forum (including without limitation courts in New York, Texas or elsewhere, or one or more arbitral tribunals) has jurisdiction or is otherwise an appropriate forum for the resolution of any of the dispute between Proler and HNC.
      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first indicated above.


                              HUGO NEU CORPORATION
                              By: Paul Weiss Rifkind Wharton & Garrison

                          /s/ MARTIN FLUMENBAUM
                              Martin Flumenbaum, A Member of the Firm

                              PROLER INTERNATIONAL CORP.
                              By: Cleary Gottlieb Steen & Hamilton

                          /s/ RICHARD ZIEGLER
                              Richard Ziegler, A Member of the Firm